BOXLIGHT CORPORATION
1045 PROGRESS CIRCLE
LAWRENCEVILLE, GA 30043

September 15, 2015

Amanda Ravitz, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Boxlight Corporation (formerly known as Logical Choice Corporation)
Amendment No. 6 Registration Statement on Form S-1
Filed September 3, 2015
Registration No. 333-204811

Dear Ms. Ravitz:

This letter is being filed to respond to oral comments by the staff of the United States Securities and Exchange Commission (the “Staff”), to Tahra Wright at Loeb & Loeb LLP, our legal counsel. We have filed Amendment No. 7 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) to address the comments.

1. Please advise when the Certificates of Designations of the Series A, B and C Convertible Preferred Stock will be filed.

RESPONSE: The Certificates of Designations for each series will be filed immediately prior to the Registration Statement being declared effective. Disclosure to that effect has been made in the Amended Registration Statement.

2. The audit report should be dual dated to reflect the reverse stock splits that were effected.

RESPONSE: The Amended Registration Statement includes a dual dated audit report.

3. Please advise if you have considered the guidance in FASB ASC 260-10-55-12 with respect to reflecting the reverse stock split throughout historical annual financial statements.

RESPONSE: We have reviewed the guidelines set forth in FASB ASC 260-10-55-12. As a result, we have revised the historical annual financials to reflect the reverse split in the Amended Registration Statement.

Please note that as a result of the decrease in the offering size, we have made revisions to the Use of Proceeds. Upon the consummation of the closing of the acquisitions, we will have sufficient cash on hand (outside of the net proceeds from the offering) to repay the loans that were previously disclosed in the Use of Proceeds. We do not intend to, or need to use proceeds from the offering to repay those loans. As a result, we have deleted those items from the Use of Proceeds. We have also allocated approximately $3million of the net proceeds for general working capital and other general corporate purposes. In prior filings when the maximum offering size was $10,000,000 greater, we identified specific line items covering R&D, sales and marketing and other areas. As a result of the decrease in the size of the offering, we are not yet able to determine how the net proceeds will be allocated among each of those prior specific line item.

If you require any additional information on these issues, or if the Company can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (404) 891-1122. In addition, please contact Mitchell S. Nussbaum of Loeb & Loeb LLP at (212) 407-4159 if you have any questions or require additional information.

Sincerely,

BOXLIGHT CORPORATION

By:	/s/ Mark Elliott
Name:	Mark Elliott
Title:	Chief Executive Officer